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SEC
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FEB 29 2012

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SECURI ... ION

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SEC FILE NUMBER
8-52323

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quasar Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

615 E. Michigan Ave
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

220 S. Sixth Street, Suite 400 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, James Schoenike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quasar Distributors, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN HADERMAYER
Notary Public
State of Wisconsin

State of Wisconsin
County of Milwaukee
Permanent Commission
Signed before me this 21st day of February 2012 by James Schoenike.

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2011

Contents

1202-1332354

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Quasar Distributors, LLC

We have audited the accompanying statement of financial condition of Quasar Distributors, LLC (a wholly owned subsidiary of U.S. Bancorp) (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Quasar Distributors, LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Minneapolis, Minnesota
February 27, 2012

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 5,849,446
Affiliated commissions and fees receivable	86,753
Unaffiliated commissions and fees receivable	1,617,445
Office equipment and capitalized software, net of accumulated depreciation of $694,836	6,940
Intangible assets, net of accumulated amortization of $298,000	–
Goodwill	466,410
Deferred tax asset, net	126,104
Prepaid assets	76,076
Total assets	$ 8,229,174
Liabilities and member's equity	
Liabilities:	
Payable to affiliate	$ 53,780
Income taxes payable to affiliate	539,517
Accounts payable, accrued expenses, and other liabilities	650,255
Total liabilities	1,243,552
Member's equity:	
Contributed capital, 1,250,000 units	1,250,000
Retained earnings	5,735,622
Total member's equity	6,985,622
Total liabilities and member's equity	$ 8,229,174

See accompanying notes.

1. Organization

Quasar Distributors, LLC (Quasar or the Company) was incorporated as a limited liability corporation in the state of Delaware and commenced operations on January 21, 2000. The Company is a wholly owned subsidiary of U.S. Bancorp (the Parent or USB). In the ordinary course of business, the Company will enter into transactions with USB and subsidiaries of USB (affiliates).

The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides mutual fund distribution and underwriting services to mutual funds in all 50 states of the United States of America and is a member of the National Securities Clearing Corporation's Fund/SERV System. The principal operations of the Company are located in Milwaukee, Wisconsin.

The Company claims exemption from SEC Rule 15c3-3 under Section (k)(1) and, accordingly, is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers. The Company does not carry or hold cash or securities for customer accounts.

2. Significant Accounting Policies

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers investments in money market mutual funds to be cash equivalents.

Office Equipment and Capitalized Software

Office equipment and capitalized software are recorded at cost and depreciated on a straight-line basis over estimated useful lives of three to five years.

Goodwill and Intangible Assets

The valuation of goodwill and other intangible assets is evaluated annually, at a minimum, and on an interim basis if there are indicators of impairment. The evaluation is based on the estimated fair value of the business, based on estimated future cash flows. Other intangible assets are amortized over their estimated useful lives, using the sum-of-the-digits method.

2. Significant Accounting Policies (continued)

Fair Value Measurement of Financial Instruments

At December 31, 2011, the carrying amount of the Company's cash and cash equivalents approximate fair value due to their short-term nature.

The Company uses fair value measurements for the initial and ongoing recording of certain assets and liabilities. Accounting guidance established a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. Level 1 uses quoted prices in active markets for identical assets or liabilities. Money market mutual funds of $3,722,996, owned by the Company and accounted for under fair value measurements, have been classified as Level 1 assets in accordance with this guidance. The Company did not hold any financial assets or liabilities that were classified as either Level 2 or Level 3 during the year ended 2011.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of the Parent. Federal and state income taxes are determined on a separate company basis, and payments are received from, or remitted to, the Parent.

Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at year-end.

At December 31, 2011, the Company did not have any unrecognized tax positions.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Concentration of Business/Risk

The Company's activities significantly rely on U.S. Bancorp Fund Services, LLC (USBFS), a related party, for establishing relationships that provide the majority of its revenues. USBFS also acts as the primary client contact in negotiating contracts on behalf of Quasar. These activities expose the Company to concentration risk in the event USBFS were to lose customers or go out of business. The Company does not believe that this concentration poses a significant risk.

3. Payable to Affiliate

The amount payable to affiliate of $53,780 as of December 31, 2011, relates to distribution and marketing expenses incurred by U.S. Bancorp Asset Management, Inc. on behalf of Quasar related to the distribution of the First American Funds, an affiliate of the Company.

4. Net Capital Requirements

Pursuant to the SEC Uniform Net Capital Rule, the Company is required to maintain minimum net capital of $82,904 at December 31, 2011. In addition, under this rule, the Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1.

At December 31, 2011, the Company had net capital of $2,640,976, which was $2,558,072 in excess of its minimum required net capital. The Company's aggregate indebtedness to net capital ratio was 0.47 to 1 at December 31, 2011. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

5. Leases

During the year, Quasar was in the second year of a three year operating lease with a software provider which allows for automated production of marketing materials.

The remaining minimum payments of $60,000 will be paid in 2012.

6. Employee Benefit Plans and Stock-Based Compensation

Substantially all of the Company's employees are eligible to participate in USB's employee benefit plans.

Eligible company employees participate in the pension plan of USB. Pension benefits are based on a participant's highest five-year average annual compensation during his or her last ten years before retirement or termination from the Company. Employees are fully vested after five years of service. Plan assets primarily consist of various equity mutual funds, USB stock, and other miscellaneous assets.

In addition to providing pension benefits, the Company provides certain healthcare and life insurance benefits to retired employees through postretirement benefit plans offered by USB. Generally, all employees may become eligible for retiree healthcare benefits by meeting certain age and service requirements. The Company may also subsidize the cost of coverage for employees meeting certain age and service requirements. The medical plan contains other cost-sharing features, such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

Company employees also participate in a USB defined contribution retirement savings plan, which allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100% matched by the Company, up to the first 4% of an employee's compensation.

The Company's matching contribution vests immediately. All of the Company's matching contributions are initially invested in USB common stock, but an employee is allowed to reinvest the matching contributions among various investment alternatives. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives.

The Company's employees participate in the Parent's stock option and incentive plans.

7. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and other affiliates. These transactions can be charges or reimbursements to the Company and include fees for services provided by or for affiliates, costs for occupancy, and general and administrative services. Related-party transactions may not be representative of transactions at arm's length.

Cash and cash equivalents of the Company are invested in the First American Prime Obligation Fund, which is a money market mutual fund sponsored by the Parent.

As of December 31, 2011, the Company had outstanding commissions and fees receivable of $86,753 from certain First American mutual funds. This amount is included in affiliated commissions and fees receivable on the statement of financial condition.

8. Income Tax

The components of the Company's deferred tax assets and liabilities as of December 31, 2011, were:

Deferred tax assets:	
Deferred compensation, accrued compensation, and pension	$ 117,581
Stock compensation	12,975
Total deferred tax assets	130,556
Deferred tax liabilities:	
Other/fixed assets	4,452
Total deferred tax liabilities	4,452
Net deferred tax asset	$ 126,104

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and therefore, no such valuation allowance has been established.

9. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2011, through the date the statement of financial condition was available to be issued. Based on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the Company's statement of financial condition.